Exhibit 99.1

China Yuchai Announces Board Change

SINGAPORE, May 8, 2019 /PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that Mr. Tan Aik-Leang had resigned as Chairman of the Audit Committee (“AC”) with effect from May 2, 2019. Mr. Xie Tao, who was appointed as an independent director on April 10, 2019, has replaced Mr. Tan as AC Chairman with effect on May 2, 2019.

Mr. Tan will remain as a member of the AC until May 10, 2019 to assist in the transition. With effect from May 11, 2019, Mr. Tan will officially resign as an independent director of China Yuchai. There were no disagreements between Mr. Tan and China Yuchai on any matter relating to the Company’s accounting operations, policies or practices.

Mr. Xie has more than 30 years of experience in corporate management and financial advisory including mergers and acquisitions, corporate finance and transaction services. For nearly 23 years, he spent the major part of his career with PricewaterhouseCoopers. Between 2012 and 2014, he was a partner at Ernst & Young, then Deloitte, as a leader of transaction services and corporate finance business.

The Board of Directors expresses its appreciation to Mr. Tan for his long service and contributions to the Company. The Board is also confident that his successor, Mr. Xie, will make great contributions to the Company with his extensive experience.

With Mr. Tan’s resignation as an independent director on May 11, 2019, China Yuchai’s Board of Directors will be comprised of nine (9) directors, three (3) of whom are independent directors.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2018, GYMCL sold 375,731 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com